Exhibit 99.1

Advantage Announces First Quarter 2013 Results

Solid Operating and Financial Results Supports Development Plan to Double Production at Glacier

(TSX: AAV, NYSE: AAV)

CALGARY, May 9, 2013 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce the financial and operating results for the three months ended March 31, 2013. The following press release summarizes and discusses the unconsolidated financial and operating highlights for Advantage (excludes Longview Oil Corp).

	Three months ended
	March 31
	2013	2012

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$41,598	$33,425
per share (2)	$0.25	$0.20
per boe	$21.75	$15.89
Funds from operations	$21,484	$12,419
per share (2)	$0.13	$0.07
per boe	$11.23	$5.91
Dividends received from Longview	$3,173	$4,417
per share (2)	$0.02	$0.03
Total capital expenditures	$54,107	$63,327
Working capital deficit (3)	$49,027	$70,422
Bank indebtedness	$164,025	$188,569
Convertible debentures (face value)	$86,250	$86,250
Shares outstanding at end of period (000)	168,383	166,573
Basic weighted average shares (000)	168,383	166,541
Operating
Daily Production
Natural gas (mcf/d)	119,692	129,951
Crude oil and NGLs (bbls/d)	1,308	1,463
Total boe/d @ 6:1	21,257	23,121
Average prices (including hedging)
Natural gas ($/mcf)	$3.04	$2.00
Crude oil and NGLs ($/bbl)	$75.58	$73.31
(1) Non-consolidated financial and operating highlights for Advantage excluding Longview.
(2) Based on weighted average shares outstanding
(3) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities

Stable Production, Increased Funds from Operations and Reduced Bank Indebtedness

•	On April 30, 2013, Advantage announced that it had closed the Questfire Energy Corp. ("Questfire") transaction which constituted the sale of substantially all of Advantage's non-core assets. Accordingly, all financial and operating results in the first quarter of 2013 include results from the non-core assets.
•	Funds from operations for the first quarter of 2013, excluding dividends received from Longview Oil Corp. ("Longview"), was $21.5 million or $0.13 per share, an increase of 27% as compared to the fourth quarter of 2012 and an increase of 73% as compared to the second quarter of 2012. Funds from operations improved significantly due to an increase in realized natural gas prices. Advantage's realized natural gas price contains deductions for TransCanada pipeline firm service transportation commitments including costs for any unutilized service at Glacier.
•	The tax-free dividend income received from Longview amounted to $3.2 million ($0.02 per share) during the first quarter of 2013 as a result of Advantage's 45.1% ownership in the common shares of Longview.
•	Production during the first quarter of 2013 averaged 21,257 boe/d (93% natural gas) and was comparable to the fourth quarter of 2012. Production during the second quarter of 2013 will include production from the non-core assets for the month of April 2013.
•	Advantage's average royalty rate was 4.5% for the first quarter of 2013 compared to 7.9% during the same period of 2012. Advantage's royalty rates have decreased due to lower average royalties attributed to production from Glacier.
•	Operating expense for the three months ended March 31, 2013 was $5.18/boe ($0.86/mcf) compared to $5.74/boe during the same period of 2012. The reduction in operating costs reflects the continued efficiencies created by processing our natural gas production through our 100% owned Glacier gas plant.
•	Total capital expenditures for the three months ended March 31, 2013 was incurred primarily at Glacier and amounted to $54.1 million. During the first quarter of 2013, we employed revised completion designs and completed 7 Upper Montney wells and 2 Lower Montney wells which remained from our previous 2011/2012 drilling season. In addition, 3 new Middle Montney wells which were drilled in the second half of 2012 were completed during the fourth quarter 2012 and first quarter of 2013. Productivity from these wells is anticipated to maintain Glacier production at approximately 100 mmcf/d for the remainder of 2013. Capital expenditures also included modifications to increase the water disposal capacity at our Glacier gas plant and included the drilling of a water disposal well which will further reduce operating costs.
•	As of March 31, 2013, bank indebtedness was $164.0 million on a $300 million credit facility. Concurrent with the closing of our non-core asset sales on April 30, 2013, we announced that our credit facility was revised to $230 million with a pro-forma bank debt of approximately $125 million as of March 31, 2013. This leaves an undrawn credit facility of $105 million or 46% of our current credit facility.
•	In addition to Glacier, Advantage's other major assets includes a 45.1% ownership in the shares of Longview valued at approximately $101 million, a $32.6 million Convertible Senior Secured Questfire Debenture and 1,500,000 Class B Shares of Questfire.
•	Advantage's pro-forma tax pools as of December 31, 2012 are approximately $1.1 billion of which approximately $800 million are deductible at a rate of 100%.

Looking Forward - Focused on Glacier Development Plan to Double Production by 2015

•	On April 30, 2013, Advantage announced the closing of the Questfire Transaction which represents substantially all of Advantage's remaining non-core assets. Advantage is now a pure play company focused on our signature Glacier Montney property.
•	We are currently working on the two year development plan that will increase natural gas throughput at Glacier to approximately 140 mmcf/d by the spring of 2014 and 200 mmcf/d by the spring of 2015. Preliminary estimates for this plan is included in our current investor presentation that is available on our website. Capital requirements will be funded through growing cash flow, undrawn credit facilities and current Advantage investments. Operational activities will include drilling of additional Upper Montney wells and further delineation of the Middle and Lower Montney intervals where only 2.2% and 27.6% of the total acreage, respectively, has been assigned reserves at year end 2012. Options to process and extract liquids from the Middle Montney will also be evaluated and included in the development plan.
•	We anticipate announcing our capital program and budget for the period July 1, 2013 to June 30, 2014 before mid-year 2013.

Commodity Hedging Program

•	Advantage has entered into a number of natural gas hedges in support of our two year Glacier development plan. Our natural gas hedges will reduce the volatility of future cash flows for the period from January 2013 to March 2016 and are summarized in the following table:
Average Price
Period	Average Volume Hedged	$Cdn. AECO
2013 Year	29,224 mcf/d	$3.31/mcf
2014 Year	47,391 mcf/d	$3.79/mcf
2015 Year	45,021 mcf/d	$3.91/mcf
2016 Q1	42,652 mcf/d	$3.90/mcf
•	Additional details on our hedging program are available at our website at www.advantageog.com.

Interim Consolidated Financial Statements and MD&A

Advantage's unaudited interim consolidated financial statements for the three months ended March 31, 2013 together with the notes thereto, and Management's Discussion and Analysis for the three months ended March 31, 2013 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and posted on our website at www.advantageog.com and filed under our profile on SEDAR at www.sedar.com.

Approval of Advance Notice By-Law

•	Advantage also announces the approval by its board of directors (the "Board") of an advance notice by-law (the "By-Law"). The By-Law, among other things, includes a provision that requires advance notice to the Corporation in circumstances where nominations of persons for election to the Board are made by shareholders of the Corporation other than pursuant to: (i) a "proposal" made in accordance with section 136(1) of the Business Corporations Act (Alberta) (the "Act"); or (ii) a requisition of the shareholders made in accordance with section 142(1) of the Act.
•	Among other things, the By-Law fixes a deadline by which holders of record of common shares of Advantage must submit director nominations to the Chief Financial Officer of the Corporation prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the Chief Financial Officer of the Corporation for an effective nomination to occur. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the By-Law.
•	In the case of an annual general meeting of shareholders, notice to the Chief Financial Officer of the Corporation must be made not less than 30 nor more than 65 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that, is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the nominating shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date. In the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Chief Financial Officer of the Corporation must be made not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.
•	The By-Law is effective and in full force and effect as of the date hereof. In accordance with the terms of the By-Law, the By-Law will be put to shareholders of the Corporation for approval at its upcoming annual general meeting of shareholders on June 20, 2013. If the By-Law is not confirmed at the meeting by ordinary resolution of shareholders, the By-Law will terminate and be of no further force and effect following the termination of the shareholders meeting.
•	The full text of the By-Law is available via SEDAR at www.sedar.com or upon request by contacting the Chief Financial Officer of the Corporation at (403) 718-8246 or by email at kdrader@advantageog.com.

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, but not limited to, the estimated royalty rate for the life of a Glacier Montney horizontal well; the Corporation's anticipated drilling and completion plans; estimated production from the remainder of 2013 from the completion of the Corporation's wells drilled inventory; effect of undrawn credit facility, ownership of Longview shares and cash flow on the Corporation's financial flexibility and drilling and completion plans; and the Corporation's development plan to increase production at Glacier and the anticipated production levels and timing thereof. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; failure to realize the anticipated benefits of the sale of the Corporation's non-core assets; and ability to obtain required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

References in this press release to initial production test rates, initial "productivity", initial "flow" rates, "flush" production rates and "behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. A boe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under IFRS. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

SOURCE: Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information:

Investor Relations
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Advantage Oil & Gas Ltd.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 18:52e 09-MAY-13